

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2013

Via Email
Victor Viegas
Chief Executive Officer
Immersion Corporation
30 Rio Robles
San Jose, CA 95134

Re: Immersion Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 6, 2013
File No. 000-27969

Dear Mr. Viegas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We are in receipt of your confidential treatment request submitted on May 8, 2013 and will provide comments separately.

Item 1. Business, page 3

2.   We note from your disclosure on page 74 that international revenues were significant to your operations though your business section includes neither the geographic information required by Item 101(d) of Regulation S-K nor a cross-reference to the relevant portion of the notes to the financial statements. Please confirm that you will provide the required disclosure in future filings or advise.

Item 11. Executive Compensation, page 79 (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A Filed April 23, 2013)

Executive Compensation

Compensation Discussion & Analysis, page 20

3.　　We note that you have identified only four named executive officers in the executive compensation discussion. Item 402(a)(3)(iii) of Regulation S-K requires disclosure of your three most highly compensated executive officers, other than the principal executive and financial officers, who were serving at the end of the last completed fiscal year. Please tell us how you determined that none of the other individuals listed on your website under "Leadership–Executive Team," including Vice Presidents, are executive officers as defined in Rule 3b-7 of the Exchange Act. In preparing your response, please note that the definition of executive officer under that rule includes any vice president in charge of a principal business unit, division or function (such as sales, administration, or finance), any other officer who performs a policy making function, or any other person who performs similar policy making functions for the company.

Executive Compensation Components, page 24

4.　　Your discussion of the various elements of compensation does not explain how the actual amounts paid to each named executive officer compare to the benchmarks used in setting such compensation, nor does it address the reasons for any material variations where actual payments were above or below the benchmark. Please provide this information as it applies to 2012 compensation in your response and confirm that you will expand your disclosure in future filings as applicable. We refer you to prior comment 2 of our letter dated June 18, 2010 and your related response dated June 30, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Luna Bloom, Staff Attorney at (202) 551-3194 with any questions. If you need further assistance, you may contact the undersigned at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel